UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated January 8, 2024, inviting the Company’s shareholders to participate in the Special General Meeting to be held on Wednesday, February 7, 2024.

Attached hereto as Exhibit 99.2 is a copy of the Company’s Special General Meeting presentation.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 8, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 8 January 2024 – 08:00 a.m. CET _______________________________________

EURONAV – SPECIAL GENERAL MEETING OF 7 FEBRUARY 2024

ANTWERP, Belgium, 8 January 2024 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) invites its shareholders to participate to the Special General Meeting to be held on Wednesday 7 February 2024 at 11:00 a.m. CET in 2000 Antwerp, De Gerlachekaai 20.

In view of the record date of Wednesday 24 January 2023, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Tuesday 23 January 2024 at 8.00 a.m. (Belgian time) until Thursday 25 January 2024 at 8.00 a.m. (Belgian time) (“Freeze Period”).

The convening notice and the other documents related to this meeting are available on the company’s website https://www.euronav.com/investors/legal-information/sgm/2024/ The practical formalities for participation in this meeting are described in the convening notice.

*
*  *

Contact Euronav:
Communications Coordinator – Enya Derkinderen Tel: +32 476646359 Email: communications@euronav.com

Announcement Q4 Earnings 2023: Thursday 2 February 2024

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 26 VLCCs (with a further 3 under construction), 21 Suezmaxes (with a further five under construction) and 2 FSO vessels.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

PRESS RELEASE Regulated information 8 January 2024 – 08:00 a.m. CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

EXHIBIT 99.2
 Special General Meeting (SGM)Euronav proposed acquisition of CMB.TECH  Published – 08 January 2024  SGM – 07 February 2024

 Forward-Looking statements  Matters discussed in this presentation may constitute forward-looking statements under U.S. federal securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the Company’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, the delivery of vessels, the outlook for tanker shipping rates, general industry conditions future operating results of the Company’s vessels, capital expenditures, expansion and growth opportunities, bank borrowings, financing activities and other such matters, are forward-looking statements. Although the Company believes that its expectations stated in this presentation are based on reasonable assumptions, actual results may differ from those projected in the forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their obligations to us, the strength of the world economies and currencies, general market conditions, including changes in tanker vessel charter hire rates and vessel values, changes in demand for tankers, changes in our vessel operating expenses, including dry-docking, crewing and insurance costs, or actions taken by regulatory authorities, ability of customers of our pools to perform their obligations under charter contracts on a timely basis, potential liability from future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. We undertake no obligation to publicly update or revise any forward-looking statement contained in this presentation, whether as a result of new information, future events or otherwise, except as required by law. In light of the risks, uncertainties and assumptions, the forward-looking events discussed in this presentation might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.  In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the risk that the Transaction may not be completed, or if it is completed, that it will close in a timely manner; uncertainty surrounding how many of Euronav’s stockholders will tender their shares in the tender offer; the possibility of business disruptions due to Transaction-related uncertainty and the response of business partners to the announcement, including customers; the risk that stockholder litigation in connection with the Transaction may result in significant costs of defense, indemnification and liability; the failure of counterparties to fully perform their contracts with us; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for tanker vessel capacity; changes in our operating expenses, including bunker prices, dry-docking and insurance costs; the market for our vessels; availability of financing and refinancing; charter counterparty performance,; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires; and other factors. the risk that the Transaction may not be completed, or if it is completed, that it will close in a timely manner; uncertainty surrounding how many of Euronav’s stockholders will tender their shares in the tender offer; the possibility of business disruptions due to Transaction-related uncertainty and the response of business partners to the announcement, including customers; the risk that stockholder litigation in connection with the Transaction may result in significant costs of defense, indemnification and liability; the failure of counterparties to fully perform their contracts with us; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for tanker vessel capacity; changes in our operating expenses, including bunker prices, dry-docking and insurance costs; the market for our vessels; availability of financing and refinancing; charter counterparty performance,; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires; and other factors.  Additional information  The tender offer by CMB NV referred to elsewhere in this presentation has not yet commenced. This presentation is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Euronav NV or any other securities, nor is it a substitute for (i) the prospectus of CMB NV and the response memorandum of the supervisory board of Euronav NV to be approved by the Belgian Financial Services and Markets Authority or (ii) the Tender Offer Statement on Schedule TO and other necessary filings that CMB NV will file with the Securities and Exchange Commission (the “Commission”), and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that Euronav NV will file with the Commission, at the time the tender offer is commenced. Any solicitation and offer to buy ordinary shares of Euronav NV will only be made pursuant to a public takeover bid within the meaning of the Belgian Law of 1 April 2007 and the Belgian Royal Decree of 27 April 2007 on public takeover bids addressed to shareholders of Euronav NV wherever located (the “Belgian Offer”) and a concurrent offer to purchase and related tender offer materials in accordance with applicable U.S. federal securities laws addressed to U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended) of Euronav NV’s ordinary shares (the “U.S. Offer”). At the time the tender offer is commenced, CMB NV will file with the Commission a Tender Offer Statement on Schedule TO and other necessary filings, and in connection therewith, Euronav NV will file with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings.  The prospectus of CMB NV and the response memorandum of the supervisory board of Euronav NV will contain important information in relation to the Belgian offer. Shareholders of Euronav NV are urged to read these documents carefully when they become available because they will contain important information that shareholders of Euronav NV should consider before making any decision with respect to the Belgian Offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and certain other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information in relation to the U.S. Offer. U.S. holders of Euronav NV’s ordinary shares are urged to read these documents carefully when they become available because they will contain important information that U.S. holders of Euronav NV’s ordinary shares should consider before making any decision with respect to the tender offer U.S. Offer.  When the tender offer is commenced, (i) the prospectus and the response memorandum will be made available for free at the website of Euronav NV, and (ii) the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the Commission’s website at www.sec.gov. U.S. holders of Euronav’s ordinary shares also may obtain free copies of the Tender Offer Statement and other offer documents that the Offeror will file with the Commission by contacting the information agent for the tender offer that will be named in the Tender Offer Statement and the Solicitation/Recommendation Statement.

 Presentation topics – Euronav proposed acquisition of CMB.TECH  Context  Company profiles  Key terms: structure, timing, and Share Purchase Agreement  Financial terms  Enterprise value to equity value bridge  Marine division Fair Market Value (FMV), Industry division Discounted Cash Flow (DCF), and H2 Infrastructure division DCF  Fairness opinion  Illustrative balance sheet: Euronav, CMB.TECH, and combined   Investment highlights: CMB.TECH  Expected timing

 1. Context  The proposed Acquisition  Euronav NV, a public limited company incorporated under Belgian law with registered office and administrative office at De Gerlachekaai 20, 2000 Antwerp, Belgium and registered with the Crossroads Bank for Enterprises under number 0860.402.767, business court of Antwerp (“Euronav”), has signed a Share Purchase Agreement on the 22nd of December 2023 with CMB NV, having its registered office at De Gerlachekaai 20, 2000 Antwerp, Belgium and registered with the Crossroads Bank for Enterprises under number 0404.535.431 (“CMB”) for the acquisition of all issued shares in CMB.TECH NV, having its registered office at De Gerlachekaai 20, 2000 Antwerp, Belgium and registered with the Crossroads Bank for Enterprises under number 0766.552.396, business court of Antwerp (“CMB.TECH”), for a purchase price of USD 1.150 billion in cash (the “Acquisition Price”)  Committee of independent directors  The proposed Acquisition was assessed by a committee composed of the independent members of Euronav’s supervisory board in the context of decisions and transactions concerning relations with a related party in accordance with article 7:116 of the Belgian Code on Companies and Associations (“CCA”)  The Committee advised favorably on the Acquisition  The Fairness Opinion  In light thereof, the Committee appointed Degroof Petercam Corporate Finance NV/SA, having its registered office at Guimardstraat 18,1040 Brussels, Belgium and registered at the Crossroads Bank for Entreprises under the number 0864.424.606 (“Degroof Petercam”), to render an independent expert opinion in relation to the fairness of the valuation considered in the proposed Acquisition, in order for the Committee to prepare its advice to the supervisory board of the Company  Degroof Petercam has concluded that “in the context of the intended acquisition announced on all the shares of CMB.TECH, we [Degroof Petercam] are of the opinion that the Acquisition Price is fair to Euronav shareholders.” (1)  Publicly available documents  The following documentation has been made publicly available on the Euronav website (2):  Advice of the committee of the independent members of Euronav’s supervisory board in application of article 7:116 CCA  Share Purchase Agreement dated 22 December 2023  Fairness opinion of Degroof relating to the proposed Acquisition   Closing  The Transaction is also subject to important conditions, including the approval by a special general meeting of Euronav’s shareholders in accordance with Article 7:152 CCA (the “SGM”) and customary waivers of change of control provisions in view of the rollover of certain contracts. The Company and CMB expect to close the Transaction in February 2024  Special General Meeting  Euronav has convened a special general meeting to approve the Acquisition in accordance with Article 7:152 of the CCA, which is to take place on 7 February 2024.   This information note has been prepared by Euronav in the framework of the SGM to provide its shareholders with relevant information in relation to the items on the agenda.  (1) Based upon the analysis and qualified in its entirety by the statements in the fairness opinion. See section 5 below.  (2) https://www.euronav.com/investors/legal-information/sgm/2024/  4

2. Company profile – Euronav

2nd largest quoted crude oil tanker company

- Euronav is the world's second largest independent quoted crude oil tanker company (dwt) engaged in the ocean transportation and storage of crude oil
- Sustainability is a core value at Euronav
- Fleet rejuvenation and future-proof[2] newbuilding program at the heart of its long-term value creation strategy

CDP 2020 CDP 2021 CDP 2022 SUSTAINALYTICS MSCI [3]

Shareholder return

since 2015

$1.5bn	$200m
Cash dividends	Share buyback

Stock listed platform

$3.5 bn
Market Cap
on 14/12/2023

LISTED NYSE
LISTED EURONEXT

Euronav in numbers

	Type	# of vessels	Average age[1]
Trading	VLCC	17 + 3 (NH_3)	9.9 years
Trading	Suezmax	22 + 4	7.8 years
Storage	FSO	2	

Ship on water / Under construction



Each $5k per day uplift in VLCC and Suezmax rates improves EBITDA by $70m
BASE
$ 70 million
$ 210 million
$ 350million
$ 770 million
Uplift in rates:
+ $ 5,000 per day
+ $ 15,000 per day
+ $ 25,000 per day
+ $ 55,000 per day

Industry-leading shareholder returns, tier 1 customer portfolio, and at the centre of the on-going energy transition. Older tanker tonnage provides excellent opportunities to recycle capital into more future-proof (tanker) tonnage.

5

(1) Age calculation: new building fleet set at 0 years.
(2) For purposes of this presentation, "future-proof" means owning and operating efficient low-carbon emitting ships and/or ships powered by hydrogen and/or ships powered by ammonia.
(3) These firms have not consented to the use of their names in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.

2. Company profile – CMB.TECH

Marine

Design, building and operate a future-proof fleet powered by hydrogen and ammonia:

CMB.TECH / BOCIMAR – Dry-Bulk carriers powered by NH3	CMB.TECH – Tugboats powered by H2 Ferry units powered by H2
CMB.TECH / BOCHEM – Chemical tankers powered by NH3	CMB.TECH / WINDCAT – Crew Transfer Vessels (CTV) powered by H2 Commissioning service operation vessels (CSOV) powered by H2
CMB.TECH / DELPHIS – Container vessels powered by NH3	CMB.TECH / EURONAV – Suezmax tankers / VLCC tankers Floating Storage and Offloading units Storage tankers (FSO)

H2 infrastructure

Technology and infrastructure to produce and distribute green H_2 and NH_3, the fuel of the future

Industry

Design and retrofit of port and industrial applications to run on hydrogen – in cooperation with leading OEMs and port operators

Technology & Dev

A well-equipped technology centre powered by highly skilled engineers specialized in H_2 systems

CMB.TECH marine in numbers



UK
Switzerland
The Netherlands
Germany
Belgium - Antwerp
France
Japan
China
Singapore

Total of 60+46 vessels with an average age of 0.17 years[1]

Category[2]

52+10	2+26	2+6	1+4	3
off-shore wind	dry-bulk	chemical	container	other

Energy

50	35	21
conventional	ammonia ready ammonia fitted	dual fuel hydrogen

CMB.TECH's business model is to own/lease out or sell assets to customers looking for low/zero carbon solutions.
CMB.TECH solves the chicken and egg discussion by offering H_2 and NH_3 molecules, either through own production or by sourcing it from third party producers.

(1) Age calculation: new building fleet set at 0, excluding CTV's (Avg. age 8.9 years) (2) Data format: fleet on the water + new building orders

6

2. Company profile – CMB.TECH evolution over time

Marine

Q4 2021

- 44+6 CTV
- 3 Other
- 0+4 25,000 dwt chem
- 0+8 Newcastlemax
- 0+12 6,000 TEU

47+30
~FMV $ 1,787 million (1)

2 years

Q4 2023

- 52+5 CTV
- 3 Other
- 0+5 CSOV
- 2+24 Newcastlemax
- 2+6 25,000 dwt chem
- 0+2 5000 dwt
- 1+3 6,000 TEU
- 0+1 1,400 TEU

60+46
FMV $ 3,402 million (2)

H2 infra and industry


Technology performance and scalability
Time
2023
2023
2023
2023
2022
2022
2022
2021
2021
2021
2020
2020
2017

- Cleanergy Solutions Namibia kicks off construction works for Africa's first public refuelling station with onsite green hydrogen production
- Delivery of the world's first hydrogen powered tugboat, Hydrotug, powered by 2 x 2MW BeHydro engines
- ATS & CMB.TECH launch World's First Hydrogen Dual Fuel Straddle Carrier
- WinGD and CMB.TECH agree to co-develop large ammonia-fuelled two-stroke engines
- Opening CMB.TECH dual fuel workshop
- Volvo Penta & CMB.TECH partner on dual fuel hydrogen engines
- BeHydro launches 100% hydrogen engines for heavy-duty applications
- CMB, ITOCHU Corporation and Nippon Coke & Engineering Company join forces to build a company dedicated to local hydrogen production
- Launch of hydrogen-powered truck & launch of hydrogen-powered excavator
- Launch of first multimodal hydrogen refuelling station
- Delivery of Asia's first hydrogen powered ferry, HydroBingo, powered by CMB.TECH's converted Volvo Penta D13 engines
- BeHydro launches the first hydrogen-powered dual-fuel engine
- Delivery of the world's first hydrogen powered ship, Hydroville, powered by CMB.TECH's converted Volvo Penta D4 engines

(1) Based on data of VesselsValue Ltd. of 01/01/2022. CTV valuation based on 28/11/2023. VesselsValue Ltd. has not consented to the use of its name in this presentation, nor has it endorsed the transaction or made any recommendations relating thereto.
(2) Based on valuations as of 28/11/2023. Fair Market Value (FMV) sources: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers. These firms have not consented to the use of their names in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.

7

 3. Key terms: transaction structure and timing  Corporate governance safeguards  In accordance with Article 7:116 of the CCA, the Committee of Independent Directors of Euronav appointed Degroof Petercam as Independent expert to advise on the fairness of the Acquisition Price for CMB.TECH  Following the recommendation by the Committee of Independent Directors, which was also reviewed by Euronav’s statutory auditor, the Supervisory Board of Euronav has approved the Transaction  In accordance with Article 7:152 of the CCA, the approval of Euronav’s shareholders at the SGM is required  Location  Intention to maintain all current offices of Euronav and CMB.TECH  Headquarters will remain in Antwerp, Belgium  Euronav leadership & governance remains unchanged  CEO: Alexander Saverys  CFO: Ludovic Saverys  Supervisory Board composed of Marc Saverys (chairman), Bjarte Bøe, Patrick De Brabandere and 3 independent directors (Patrick Molis, Catharina Scheers, Julie De Nul)  Closing conditions  Approval of Euronav’s shareholders at the SGM pursuant to Article 7:152 of the CCA  Customary change of control waivers in view of the rollover of certain CMB.TECH contracts  Long-stop date of 30 June 2024  Time to completion  Announcement on 22 December 2023  Planned SGM on 7 February 2024, with closing expected to take place on or about the same date  Purchase Price  $ 1.150 billion in cash  More information regarding the financial terms of the Acquisition can be found in the joint press release by Euronav and CMB announcing the Transaction of 22 December 2023 and the fairness opinion issued by Degroof Petercam  Due Diligence  Euronav engaged the following professional advisors to perform due diligence investigations in view of the CMB.TECH Group: Linklaters LLP (in respect of corporate and general legal matters), Watson Farley & Williams LLP (in respect of certain shipping related information) and Monard Law BV and Evelyn Partners LLP (both in respect of tax)  Additionally, Euronav’s inhouse legal department performed due diligence in respect of insurance  8

 3. Key terms: Share Purchase Agreement  In addition to the purchase price and conditions precedent described on the previous slide, the Share Purchase Agreement of 22 December 2023 includes the following key terms:  9  Additional funding  Prior to the SPA closing, CMB may, to the extent necessary in view of contractual commitments or obligations of CMB.TECH and its subsidiaries (the “CMB.TECH Group”), investments or capital expenditure contemplated by the business plan of the CMB.TECH Group or otherwise agreed upon between the CMB and Euronav, provide additional funding to the CMB.TECH Group by means of shareholder loans at an interest not exceeding SOFR + 2% per year. At Closing, the Additional Funding will be paid in cash to CMB  Prior consent of Euronav is required for any Additional Funding in excess of an aggregate amount of USD 65 million  Warranties  The SPA contains a customary set of fundamental and business warranties by CMB to Euronav in respect of the CMB.TECH Group  Leakage protection  The SPA contains leakage protection for Euronav for any value extraction by CMB from the CMB.TECH Group between 30 June 2023 and the closing date  Interim covenants  The SPA contains customary pre-closing covenants, including restrictions on the conduct of business of the CMB.TECH Group between the date of the SPA and closing and the termination of certain cross-perimeter agreements  Indemnification and Warranty & Indemnity (W&I) insurance  CMB undertakes to indemnify Euronav for breach of CMB’s warranties in the SPA, subject to customary limitations  In addition to the indemnification provided by CMB, Euronav is planning to obtain, prior to closing of the Transaction, W&I insurance to cover CMB’s warranties in the SPA. The insurance would become the first (but not sole) recourse for claims of breach of CMB’s warranties  Any amounts payable under or in relation to the W&I Insurance (including any premiums, broker fees or costs as well as any taxes related thereto) to be borne by CMB by means of a deduction from the Purchase Price  Rights to name and IP rights  CMB transfers all rights to the CMB.TECH name to Euronav for no additional consideration   In this respect, CMB shall assign to CMB.TECH any rights to the “CMB.TECH” sign as well as any trademarks, trade names, domain names, copyrights and similar IP rights. Furthermore, CMB shall grant a royalty-free license to Euronav for the use of “Bocimar”, “Bochem” and “Delphis” signs  Priority right to certain charters  Euronav to have a priority right to any potential charters for a term exceeding three months for which both vessels owned by Euronav or its affiliates and vessels owned by the CMB Group (with the exclusion of Euronav and its affiliates) compete, always provided (i) that these vessels are of a similar design and age profile and (ii) are not operating under the same revenue sharing agreement  CMB shall not charge any consideration or fee to Euronav for the (application of the) priority right

4.a. Financial terms: enterprise value to equity value bridge

Financial terms	• The Acquisition Price for 100% of the shares in CMB.TECH is $ 1.150 billion in cash. Approximate enterprise value of $ 3.649 billion and an equity value of $ 1.150 billion
	• The transaction includes $ 2.496 billion roll-over debt (bank, leasing and shipyard liabilities). This includes:
	  • Net existing financial debt of $ 510 million
	  • Total nominal outstanding capital commitments of $ 1.986 billion – to be paid over the coming 3 years: (i) $ 1.625 billion has been secured and will be rolled over; (ii) remaining unfunded capital commitment of $ 361 million will come from Euronav's own cash.

Financing by Euronav	• The Acquisition Price will be financed by Euronav from the cash proceeds of the sale of 24 VLCCs fleet to Frontline plc (which was announced by Euronav on 9 October 2023)



In $ millions
28 Vessels
$ 1,888
5 Vessels
$ 441
8 Vessels
$ 394
67 Vessels
$ 679
$ 181
$ 89
$ 22
$ 3,649
$ 510
$ 361
$ 1,625
$ 1,986
$ 1,153
Unfunded – comes from Euronav cash
Secured – rolled over
Dry Bulk FMV
Container FMV
Chemical FMV
Off-Shore Wind, Others FMV
Industry DCF
H2 Infrastructure DCF
(-) Overheads and HQ Costs DCF
Enterprise Value
(-) Net Debt Net Existing Finacial Debt
(-) Net Debt Total Nominal Outstanding Capital Commitments
Equity Value

Note: Based on valuations as of 28/11/2023. Fair Market Value (FMV) sources: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers. Others: Tugboats & Ferries. These firms have not consented to the use of their names in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.
Discounted cash Flow (DCF): intrinsic and prospective method valuing the business until end of holding period through its future free cash flows discounted using the weighted average cost of capital (WACC) to obtain Enterprise Value (EV).

10

4.b. Financial terms: Marine division FMV


In $ millions
$ 3,402
67 Vessels
$ 679
8 Vessels
$ 394
5 Vessels
$ 441
28 Vessels
$ 1,888
Marine FMV

Vessels	Broker 1 Average FMV/vessel	Broker 2 Average FMV/vessel	Broker 3 Average FMV/vessel	Broker 4 Average FMV/vessel	Broker 5 Average FMV/vessel	Broker 6 Average FMV/vessel	Internal valuation Average FMV/vessel	Sub Total FMV	Total FMV
3 Other				$ 12.4 Hydrotug			$ 1.0 Hydroville/Hydrobingo	$ 14.6	
52+5 CTV						$ 2.4	$ 6.0 Newbuilding CTVs	$ 164.2 (1)	
0+5 CSOV				$ 76.5			$ 6.8 CSOV H2 premium	$ 500.0 (2)	$ 679 ✓
2+6 25,000 dwt chem		$ 51.2			$ 47.2			$ 393.8	$ 394 ✓
1+3 6,000 TEU			$ 104.0	$ 90.0				$ 388	
0+1 1,400 TEU							$ 52.7	$ 52.7	$ 441 ✓
2+24 Newcastlemax	$ 71.7	$ 71.7						$ 1,864	
0+2 5000 dwt							$ 11.7	$ 23.5	$ 1,888 ✓

Calculation methodology:

- *FMV basis 28 November 2023*
- *Brokers used: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers (1)*
- *Desk appraisals without physical inspection*
- *Average of FMV if multiple broker reports were available*
- *FMV includes value of charter (if applicable)*
- *No valuation has been requested for the NB CTVs, NB 1400 TEU (value assumed to be equal to the contract price)*
- *No valuation was provided for Hydroville and Hydrobingo – internal assessment made*
- *FMV represents the % share in case of JV's*
- *(1) A 25% premium to FMV has been applied to reflect the Windcat platform's premium offering in terms of predominant number of CTV vessels in the market, global recognition, unique contractual operational know-how ($ 33 million)*
- *(2) CSOV broker valuation has been complemented to reflect the H2 dual fuel capabilities. 1 more CSOV option is held by CMB.TECH NV and has been valued accordingly*

(1) These firms have not consented to the use of their names in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.

11

 4.b. Financial terms: Industry division DCF  12  Calculation methodology & comments:  Valuation as of 31 December 2023  Normative year reached in 2044 (20-year DCF)  Perpetual growth rate (PGR) of 2,5% in line with peers average  Normative EBITDA margin of 19% in line with best-in class industrial margins  WACC of 10.5% based on bottom-up calculation  $ million  (# units)  2024E  2025E  2026E   Truck  18.0  (75 #)  35.9  (150 #)  39.5  (165 #)   Generator  0.2  (10 #)  0.6  (30 #)  0.8  (36 #)   Port Equipment  0.8  (5 #)  0.8  (5 #)  6.1  (40 #)   Behydro  3.2  (9 #)  7.4  (21 #)  12.6  (36 #)   Locomotive  -  -  (2 #)  0.8  (4 #)  Total Revenue  22.1  44.7  59.8  OPEX  -15.2  -31.1  -40.9  EBITDA  0.8  7.4  12.6  EBIT  0.8  7.4  12.3  NOPAT  0.6  5.5  9.3  Free Cash Flow  0.6  2.8  4.1  Discounted Cash Flow  0.6  2.4  3.2  Business plan (in $ million)  Equity value (in $ million)  WACC  10.5%  Perpetual growth rate  2.5%  Present value of Free Cash Flow  116  Present value of Terminal Value  65  Perpetual Growth Rate (%)  -0.4%  -0.2%  -  +0.2%  +0.4%  2.1%  2.3%  2.5%  2.7%  2.9%  -0.4%  10.1%  192  193  195  198  200   -0.2%  10.3%  184  186  188  190  192  -  10.5%  178  179  181  183  185  +0.2%  10.7%   171  173  174  176  178  +0.4%  10.9%   165  167  168  170  171  WACC (%)  Enterprise value (in $ million)     Financials in group share for Engineering (100%), Truck (100%), Generator (100%), BeHydro (50%), Port equipment (100%) and Locomotive (50%); Capex mainly represents acquisition;   EV=EqV as debt free cash free  Macroeconomic assumption 2% inflation on the costs of allocated FTEs from Engineering division  Net working capital variation assumed to be nil for all segments  Terminal Value: calculated using the Gordon Shapiro formula

4.b. Financial terms: Industry division DCF

Business plan – main operational assumptions

	Truck	Generator	BeHydro	Port	Locomotive
Revenue	• Fixed price by truck times number of trucks sold • Number of trucks sold assumed to grow by 10% until 2030 and 5% onwards	• Fixed price by generator times number of generators sold • Number of generators sold assumed to grow by 20%	• Fixed price by engine times number of engines sold • Number of engines sold assumed to grow by 10%	• Fixed price by straddle carrier retrofit kit times number of kits sold • Number of kits sold forecasted to grow over the business plan period	• Locomotive leased on annual basis • Number of locomotives to reach 20 in 2030 then assumed to grow annually by 5%
OPEX	Includes the cost per truck and the retrofit cost which are assumed to be constant over the business plan period	Includes the retrofit cost per generator which is assumed to be constant over the business plan period	Includes the cost per engine which is assumed to be constant over the business plan period	Includes the cost per straddle carrier retrofit kit which is assumed to be constant over the business plan period	Includes yearly maintenance per locomotive, assumed to be constant over the business plan period
Overhead & CAPEX	• Overhead costs: allocated full time equivalents (FTEs) from the Engineering division • No maintenance capex required as all applications are sold hence no depreciation & amortization (D&A)				• D&A: Linear depreciation of locomotives over 10 years • Overhead costs: allocated FTEs from Engineering division • Capex corresponding to locomotive acquisition and retrofitting cost
Ownership	100% CMB.TECH	100% CMB.TECH	50% CMB.TECH	100% CMB.TECH	50% CMB.TECH







13

 4.b. Financial terms: H2 infrastructure division DCF  14  $ million  2024E  2025E  2026E  2027E  2028E  2029E  2030E  2031E  PV2Fuel pilot  -  -  1.3  1.3  1.3  1.4  1.4  1.4  PV2Fuel  -  -  -  -  -  117.8  120.2  122.6  Refueling station  1.5  1.4  1.4  1.4  1.4  1.3  1.3  1.3  Total Revenue  1.5  1.4  2.7  2.7  2.8  120.5  122.9  125.3  OPEX  -1.0  -1.3  -1.8  -1.7  -1.7  -18.5  -18.6  -19.0  EBITDA  -0.9  -1.5  -0.7  -0.6  -0.6  100.3  102.5  104.5  EBIT  -1.1  -1.7  -1.5  -1.4  -1.3  73.1  75.3  77.3  NOPAT  -1.1  -1.7  -1.5  -1.4  -1.3  49.7  51.2  52.6  Free Cash Flow  -20.1  -71.0  -277.4  -300.0  -132.0  76.9  78.4  79.8  Discounted CF  -19.0  -60.4  -214.7  -213.6  -87.4  47.9  44.8  41.8  Business plan (in $ million)  Equity value (in $ million)  WACC 24E-29E  12.0%  WACC 30E-31E  9.0%  Perpetual growth rate  2.5%  Present value of Free Cash Flow  -126  Present value of Terminal Value  215  Perpetual Growth Rate (%)  -0.2%  -0.1%  -  +0.1%  +0.2%  2.3%  2.4%  2.5%  2.6%  2.7%  -0.5%  8.5%  140  144  149  154  158  -0.25%  8.8%  110  114  118  122  126  -  9.0%  82  85  89  92  96  +0.25%  9.3%  56  59  62  65  69  +0.5%  9.5%  32  35  37  40  43  WACC (%)  Enterprise value (in $ million)  Calculation methodology & comments:  Valuation as of 31 December 2023  Normative year reached in 2044 (20-year DCF)  Perpetual growth rate (PGR) of 2,5% in line with selected peers average  Normative EBITDA margin of 84.6% in line with the average EBITDA margin since FCF breakeven in 2029E until the end of the forecast period  Rolling WACC retained: 12.0% in 2024E and 9.0% from 2030E onwards, with linear interpolation between 2024E and 2030E     Financials in group share for PV2Fuel pilot (49%), PV2Fuel (25%) and Refueling station (100%)   EV=EqV as debt free cash free  Implied tax rate resulting from H2 Infra consolidated cash-flows  Macroeconomic assumptions: 2% inflation on the costs of allocated FTEs from Engineering division, opex inflation of 1%, and inflation on green ammonia’s price of 2%  Net working capital variation assumed to be nil for all segments  Terminal Value: calculated using the Gordon Shapiro formula

4.b. Financial terms: H2 infrastructure division DCF

Business plan – main operational assumptions			
	PV2Fuel Pilot	PV2Fuel	Refueling Station
Revenue	Green ammonia price per kg times volume produced	Green ammonia price per kg times volume produced	Volume of hydrogen produced times hydrogen price which is assumed flat from 2029E onwards
OPEX	Includes the various costs associated with the facilities	Includes the various costs associated with the facilities	• Includes fixed and variable costs (electricity, water and other) • Maintenance costs
Overhead	• D&A: Linear depreciation of the equipment • Overhead costs: allocated FTEs from Engineering division		
CAPEX	• Capex includes group's share of investment • Replacement and maintenance capex are treated as opex hence no additional depreciation • Total capex of circa $ 40 million (excluding subsidy)	• Capex includes group's share of investment • Replacement and maintenance capex are treated as opex hence no additional depreciation • Total capex of circa $ 3.1 billion	• Capex includes group's share of investment Replacement and maintenance capex are treated as opex hence no additional depreciation • Total capex of circa $ 4.4 million
Status	Construction ongoing, delivery expected June 2024	• Front End Engineering Design (FEED) phase on-going • Final Investment Decision (FID) – Q4 2024 • In operation expected 2029	Delivered & in operation
Ownership	49% CMB.TECH	25% CMB.TECH	100% CMB.TECH

15

 5. Fairness opinion  Extract out of the fairness opinion performed by Degroof Petercam(1)  Estimated Equity Value of CMB.TECH based on the DCF valuation method within the range of $ 1,157-1,449 million(1) with a midpoint of $ 1,302 million.   Secondary method, the NAV, yields a valuation range of $ 1,105-1,435 million(2) with a midpoint of $ 1,327 million  Based on the aforementioned valuation range for the primary and secondary valuation method, Degroof Petercam concluded that the Acquisition Price is within its valuation range  Hence, in the context of the intended Acquisition announced on all the shares of CMB.TECH, Degroof Petercam is of the opinion that the Acquisition Price is fair to Euronav shareholders  (1) Fairness opinion of Degroof Petercam is available at Euronav’s website: https://www.euronav.com/media/67615/20231222_project-cmb2_valuation-opinion_.pdf  (2) Based on the maximum and minimum of the upper and lower limits of each sensitivity  (3) WACC = weighted-average cost of capital  CMB.TECH acquisition price is at the lower end of the valuation range  16  (3)

5. Fairness opinion: agreed valuation versus fairness opinion



Agreed valuation
3,402
181
89
22
3,649
2,496
1,153
Marine FMV
Industry DCF
H2 Infrastructure DCF
(-) Overheads and HQ Costs DCF
Enterprise Value
(-) Net Debt
Equity Value
Degroof Petercam valuation
3,377
215
57
0
3,648
2,321
1,327

- Overall, the Enterprise Value is aligned between the internal valuation exercise, and the fairness opinion performed by Degroof Petercam
- Differing methodology in regard of the capital commitments (discounted capital commitments versus capital commitments)

Note: Based on valuations as of 28/11/2023. Fair Market Value (FMV) sources: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers. Others: Tugboats & Ferries. These firms have not consented to the use of their names in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.
Discounted Cash Flow (DCF)

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6. Illustrative balance sheet[(1)]: Euronav, CMB.TECH, and combined

in k USD	EURONAV *15/02/2024*	CMB.TECH *15/02/2024*	COMBINED *15/02/2024*	CMB.TECH acquisition price	CMB - CMB.TECH receivable settlement	Other consolidation entries	Illustrative *15/02/2024*
ASSETS							
NON-CURRENT ASSETS	**1.840.681**	**991.094**	**2.831.775**	**1.150.000**	**0**	**-1.150.000**	**2.831.775**
Vessels	1.711.995	426.344	2.138.339				2.138.339
Assets under construction	82.264	525.233	607.497				607.497
CMB.TECH participation	0	0	0	1.150.000		-1.150.000	0
Other non-current assets	46.422	39.517	85.939				85.939
CURRENT ASSETS	**2.066.938**	**49.696**	**2.116.634**	**-1.150.000**	**0**	**-65.000**	**901.634**
Trade and other receivables	242.496	39.899	282.395		65.000	-65.000	282.395
Cash and cash equivalents	1.823.642	0	1.823.642	-1.150.000	-65.000		608.642
Other current assets	800	9.797	10.597				10.597
TOTAL ASSETS	**3.907.619**	**1.040.790**	**4.948.409**	**0**	**0**	**-1.215.000**	**3.733.409**
EQUITY and LIABILITIES							
EQUITY	**2.843.007**	**361.371**	**3.204.378**	**0**	**0**	**-1.150.000**	**2.054.378**
Equity attributable to equity holders of the Company	2.843.007	361.371	3.204.378			-1.150.000	2.054.378
Non-controlling interest	0	0	0				0
NON-CURRENT LIABILITIES	**737.290**	**552.446**	**1.289.736**	**0**	**0**	**0**	**1.289.736**
Loans and borrowings	735.302	552.334	1.287.636				1.287.636
Other non-current liabilaties	1.988	112	2.100				2.100
CURRENT LIABILITIES	**327.322**	**126.973**	**454.296**	**0**	**0**	**-65.000**	**389.296**
Loans and borrowings	254.199	113.051	367.250			-65.000	302.250
Trade and other payables	70.313	13.570	83.883				83.883
Other current liabilities	2.811	352	3.163				3.163
TOTAL EQUITY and LIABILITIES	**3.907.619**	**1.040.790**	**4.948.409**	**0**	**0**	**-1.215.000**	**3.733.409**

[(1)] The Balance Sheet is provided for illustrative purposes only, is not a proforma, is not based on historical financial data and has not been reviewed by Euronav's auditors.

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7. Investment highlights: CMB.TECH

CMB's cleantech marine division – ready to scale rapidly

Zero-carbon maritime solutions

- CMB.TECH builds, owns, operates and designs large marine applications that run on hydrogen and ammonia
- CMB.TECH also offers hydrogen and ammonia fuel to its customers, either through own production or by sourcing it from third party producers (and thereby solving the industry dilemma)
- CMB.TECH uses proven and accredited monofuel and dual fuel combustion engines that use hydrogen and ammonia

Economic highlights

- Enterprise value of 3,649 million USD
- Equity value of 1,153 million USD

Diversified, young, and growing fleet

- Exposed to attractive end markets
- Diversification across different shipping types enables investment for the future through shipping cycles: offshore wind vessels, dry-bulk vessels, chemical tankers, container vessels, and other segment (H2 tug & H2 ferry)
- Extensive project pipeline of 46 committed new building vessels for delivery – and a pipeline of + 125 vessels

Ideally positioned in the growing market of sustainable shipping

- Positioned for the global fuel transition
- Energy demand expected to turn from 80% fossil and 20% electricity to 80% clean molecules and green electricity by 2050. Energy demand supplied from hydrogen is expected to witness north of 25% CAGR next 30 years
- Increasing premium on TC rates for low-carbon vessels
- Regulatory framework (e.g. EU ETS, FuelEU, IMO) supporting the commercial attractiveness of the future-proof CMB.TECH fleet

$ in millions

Segment	Vessels	FMV
Offshore wind	52+10	$ 631
Dry Bulk	2+26	$ 1888
Chemical	2+6	$ 394
Container	1+4	$ 441
Other	3	$ 15,3

Fair Market Value (FMV) sources: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers – basis fleet on the water + new building orders. These firms have not consented to the use of their names in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.
Data format Vessels count: fleet on the water+ new building orders

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7. Creation of the leading, future-proof shipping platform

EURONAV

- ✓ Best-in-class tanker platform
- ✓ High-quality asset base: VLCC, Suezmax, and FSO
- ✓ Strong customer portfolio at the center of the energy transition

CMB.TECH (BOCIMAR, BOCHEM, DELPHIS, WINDCAT)

- ✓ Market leader in green ships
- ✓ Modern fleet comprising over 100 low-carbon future-proof vessels expected [1]
- ✓ Integrated hydrogen and ammonia value chain

Euronav to be renamed [2]

CMB.TECH

- ✓ The reference in sustainable shipping
- ✓ Creating value through a diversified fleet and a strong focus on decarbonization
- ✓ Use, produce, distribute, and carry low carbon fuels
- ✓ The only investable diversified green shipping platform for ESG funds and investors
- ✓ Intended to continue NYSE and EURONEXT listings under future symbol "CMBT" — LISTED NYSE, LISTED EURONEXT

~6.8 $ Billion	53.37%
Marine Asset FMV *(fleet on the water + new building orders)*	**Strong anchor shareholder CMB** *(entailing voting rights)*

[1] Upon completion of newbuilding deliveries expected in 2026

[2] After the closing of the acquisition transaction and CMB's announced mandatory take-over bid for all shares in Euronav that CMB and its affiliates do not currently own (the "MTO"), Euronav will propose to its shareholders to change its corporate name to "CMB.TECH NV" and CMB.TECH will change its corporate name. The trading symbol for the re-named company will also be changed to "CMBT" on both the NYSE and BE Euronext.

20

8. Expected Timing

09 October 2023

Agreement

CMB and Frontline plc/ Famatown Finance Ltd, reach an agreement on a transaction that puts an end to the deadlock arising from their entrenched differences over the future strategy of the company

21/22 November 2023

SGM - Special Shareholder Meeting

Shareholders approve conditionality of (i) Frontline's acquisition of 24 VLCC for 2.35 billion USD and (ii) termination of arbitration case against Frontline plc / Famatown Finance Ltd, following which CMB acquired Frontline's 26.12% stake for $ 18.43 and a new Euronav Supervisory Board and Management Board was installed

22 December 2023

Announcement of CMB.TECH transaction

Euronav and CMB announced that they entered into a SPA for the acquisition of 100% of the share in CMB.TECH

Convening of SGM to approve CMB.TECH transaction

Capital Market Day 12 January 2024

February 2024

SGM - Special Shareholder Meeting

SGM scheduled on 7 February 2023 to approve CMB.TECH transaction (pursuant to Art. 7:152 CCA)

Expected closing of the transaction

Targeted approval date of MTO Prospectus CMB expects to launch MTO for Euronav on 14 February 2024

15 March 2024

Close Mandatory Take-Over Bid

As a consequence of exceeding the 30% threshold in November 2023 – CMB will offer all shareholders $ 17.86, i.e. $ 18.43 minus dividend of $ 0.57 paid in December 2023 (1)

Target for Euronav to remain listed on NYSE and EURONEXT

LISTED NYSE LISTED EURONEXT

Euronav intends to change name to CMB.TECH (CMBT NYSE / BE EURONEXT)

21

(1) The offer price may be further reduced by the gross amount of any future dividends distributions paid by Euronav to its shareholders with an ex-dividend date prior to the end of acceptance period in settlement date of the MTO.